Exhibit 99.1

May 14th, 2015

Globant Reports 2015 First Quarter Results - Strong Revenue Growth and EPS

San Francisco, CA / May 14th, 2015 - Globant (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends, today announced results for the three months ended March 31, 2015.

First Quarter 2015 Highlights

●	Revenue for the first quarter amounted to $54.5 million, representing 26.4% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit for the first quarter was $21.0 million (38.5% Non-IFRS Adjusted Gross Profit Margin), an increase of $3.4 million compared to $17.6 million and a decrease of 2.3pp compared to the first quarter of 2014.
●	Non-IFRS Adjusted Net Income for the first quarter was $7.5 million (13.8% Non-IFRS Adjusted Net Income Margin), an increase of $4.1 million or 119.0% compared to a profit of $3.4 million for the first quarter of 2014.
●	Non-IFRS Adjusted Diluted EPS for the first quarter was $0.22 per share (based on 34.5 million average diluted shares for the quarter), an increase of $0.11 compared to Non-IFRS Adjusted EPS of $0.11 for the first quarter of 2014.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“I am very pleased with our first quarter results as they came in stronger than we anticipated. We continue to see more customers coming to us looking for solutions around new and emerging technologies and trends. Our digital capabilities, our studio model and our focus on design and innovation remain key differentiators for our company and position us as a unique pure play on these emerging technologies,” explained Martín Migoya, Globant CEO and co-founder. “Business momentum continues, with an impressive 52.3% year over year increase in our top 10 accounts, a robust pipeline and the addition of 270 IT professionals, the largest increase in a single quarter in our history.”

Mr. Migoya added: “We continued to expand geographically, with new offices in Mexico, Brazil, Colombia, Argentina and the U.S., which will help us increase our pool of talent and better serve our demanding customers. On top of that, I am thrilled to announce that we have acquired Clarice Technologies, a unique innovative software product development company. This acquisition will help us increase the depth of our capabilities in Mobile, IoT and UX and for the first time expand our delivery capabilities out of the Americas, since it has operations in India. Our vision is to build a global team with the best talent of the world, regardless their geographic location. The acquisition of Clarice Technologies reinforces this focus and continues to position us as the only pure play in new and emerging technologies.”

“During this quarter we continued to deliver strong revenue growth and solid EPS. Record net additions during these three months will be very important to achieving our targets for the rest of the year.” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 4,040 Globers, 3,694 of whom were IT professionals. Geographic revenue breakdown for the first quarter was as follows: 84.1% from North America (top country: U.S.), 10.1% from Latin America and others (top country: Chile) and 5.8% from Europe (top country: U.K.). 95.0% of Globant’s revenue for the first quarter was denominated in U.S. dollars and the remaining 5.0% in other currencies.

During the 12 months preceding March 31, 2015, Globant served 292 customers. 43 of these customers each accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 10.2%, 30.8% and 47.8% of the first quarter revenues, respectively.

Cash and investments as of March 31, 2015 increased to $69.9 million from $62.2 million as of December 31, 2014 while borrowings decreased to $1.1 million compared to $1.3 million as of December 31, 2014. Current assets amounted to $125.4 million, accounting for 73.5% of total assets. As of March 31, 2015 there were 33,909,247 common shares issued and outstanding.

Second Quarter and 2015 Full Year Outlook

Based on current market conditions and including the impact of the acquisition of Clarice Technologies, Globant is providing the following estimates for the second quarter and for the full year 2015:

●	Second quarter revenue is estimated to be between $58-$60 million.
●	Second quarter Non-IFRS diluted EPS is estimated to be in the range of $0.19 - $0.23 (assuming 34.6 million average diluted shares outstanding for the quarter).
●	Fiscal year 2015 revenue is estimated to be between $244 - $250 million
●	Fiscal year 2015 Non-IFRS diluted EPS is estimated to be in the range of $0.88 - $0.96 (assuming 34.8 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale. In only 12 years, Globant has grown into a company with more than 4,000 professionals working for customers like Google, Linkedin, JWT, EA and Coca-Cola, among others, has become the first software company from Latin America to conclude an initial public offering in the U.S., has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured as case study at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	Mar 31, 2015	Mar 31, 2014

Revenues	54,512	43,125
Cost of revenues	(34,614)	(26,359)
Gross profit	19,898	16,766

Selling, general and administrative expenses	(15,457)	(12,941)
Impairment of tax credits, net	1,820	(416)
Profit (Loss) from operations	6,261	3,409

Gain on transactions with bonds	3,984	2,606
Finance income	2,557	4,516
Finance expense	(2,736)	(5,458)
Finance expense, net	(179)	(942)

Other income and expenses, net	(3)	(33)
Profit (Loss) before income tax	10,063	5,040

Income tax	(2,558)	(1,616)
Net income (Loss) for the year / period	7,505	3,424

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(604)	154
Total comprehensive income (loss) for the year / period	6,901	3,578

Net income (Loss) attributable to:
Owners of the Company	7,505	3,372
Non-controlling interest	-	52
Net income (Loss) for the year / period	7,505	3,424

Total comprehensive income (loss) for the year / period attributable to:
Owners of the Company	6,901	3,526
Non-controlling interest	-	52
Total comprehensive income (loss) for the year / period	6,901	3,578

Earnings per share
Basic	0.22	0.12
Diluted	0.22	0.11
Weighted average of outstanding shares (in thousands)
Basic	33,621	28,995
Diluted	34,481	29,957

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	Mar 31, 2015	Dec 31, 2014

ASSETS
Current assets
Cash and cash equivalents	28,235	34,195
Investments	41,641	27,984
Trade receivables	39,424	40,056
Other receivables	16,099	14,253
Total current assets	125,399	116,488

Non-current assets
Other receivables	932	916
Deferred tax assets	4,720	4,881
Investment in associates	750	750
Property and equipment	20,615	19,213
Intangible assets	5,794	6,105
Goodwill	12,420	12,772
Total non-current assets	45,231	44,637
TOTAL ASSETS	170,630	161,125

LIABILITIES
Current liabilities
Trade payables	3,842	5,673
Payroll and social security taxes payable	22,668	20,967
Borrowings	457	513
Other financial liabilities	831	1,045
Tax liabilities	4,667	3,446
Other liabilities	89	173
Total current liabilities	32,554	31,817

Non-current liabilities
Borrowings	630	772
Other financial liabilities	266	263
Provisions for contingencies	894	794
Total non-current liabilities	1,790	1,829
TOTAL LIABILITIES	34,344	33,646

Capital and reserves
Issued and paid-in capital	40,690	40,324
Additional paid-in capital	51,816	50,276
Foreign currency translation reserve	(1,315)	(711)
Retained earnings	45,095	37,590
Total equity	136,286	127,479
TOTAL EQUITY AND LIABILITIES	170,630	161,125

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	Mar 31, 2015	Mar 31, 2014

Reconciliation of adjusted gross profit
Gross Profit	19,898	16,766
Adjustments
D&A	1,107	855
Share Based Compensation	5	4
Adjusted gross profit	21,010	17,625
Adjusted gross profit margin	38.5%	40.9%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	-15,457	-12,941
Adjustments
D&A	1,195	938
Share Based Compensation	9	4
Adjusted selling, general and administrative expenses	-14,253	-11,999
Adjusted selling, general and administrative expenses as % of revenues	-26.1%	-27.8%

Reconciliation of Adjusted Profit from Operations
Operating Profit	6,261	3,409
Adjustments
Impairment of tax credits	-1,820	416
Share Based Compensation	14	8
Adjusted Profit from Operations	4,455	3,833
Adjusted Operating Profit margin	8.2%	8.9%

Reconciliation of Net income (loss) for the year / period
Net income (loss) for the year / period	7,505	3,424
Adjustments
Share Based Compensation	14	8
Adjusted Net income (loss)	7,519	3,432
Adjusted Net income (loss) margin	13.8%	8.0%

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015

Total Employees	3,332	3,371	3,567	3,775	4,040
IT Professionals	3,000	3,050	3,217	3,424	3,694

North America Revenue %	79.9	81.1	82.3	83.1	84.1
Latin America Revenue %	13.0	13.0	11.9	12.0	10.1
Europe Revenue %	7.1	6.0	5.8	4.9	5.8

USD Revenue %	88.9	91.8	93.5	94.6	95.0
GBP Revenue %	1.3	0.8	0.6	0.7	1.0
Other Currencies Revenue %	9.8	7.4	5.9	4.8	3.9

Top Customer %	7.1	10.1	8.8	8.8	10.2
Top 5 Customers %	25.4	29.0	29.2	28.9	30.8
Top 10 Customers %	39.8	44.8	46.2	44.8	47.8

LTM Customers Served	266	278	299	296	292
LTM Customers with >$1 million in Revenue	42	42	45	46	43

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

press@globant.com

(877) 215-5230

Source: Globant